[Letterhead of Donnelley Financial Solutions, Inc.]

January 5, 2018

Larry Spirgel

Assistant Director,

AD Office 11 – Telecommunications,

Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20549-9303.

Re:	Donnelley Financial Solutions, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 28, 2017
Form 10-Q for the Quarterly Period Ended September 30, 2017
Filed November 2, 2017
File No. 001-37728

Dear Mr. Spirgel:

This letter responds to the comment letter (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 21, 2017, concerning the above-referenced periodic reports of Donnelley Financial Solutions, Inc. (the “Company”).

The following is the Company’s response to the Comment Letter. To facilitate the Staff’s review, we have included in this letter the numbered comments in bold text and have provided the Company’s responses immediately following each numbered comment.

Form 10-K for the Fiscal Year Ended December 31, 2016

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Measures, page 25

1.	We note the placement of your Non-GAAP measure Adjusted EBITDA, in the MD&A, ahead of a discussion of your GAAP operating results is inconsistent with Q&A 102.10 of the CD&I on Non-GAAP financial measures (updated October 17, 2017). Please comply in future filings.

Securities and Exchange Commission

January 5, 2018

Company Response:

The Company acknowledges the Staff’s comment and will present Non-GAAP measures following GAAP operating results in future filings.

Form 10-Q for the Quarterly Period Ended September 30, 2017

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Consolidated and Combined, page 37

2.	We note you disclose for the quarter ended September 30, 2017, “the effective income tax rate is lower due to a decrease in the estimated full-year income tax rate, which was driven by a favorable change in jurisdictional mix of income as well as the positive settlement of previous years’ tax disputes.” With a view towards expanded disclosure, please tell us the following:

•	the nature of the favorable change in jurisdictional mix of income;

•	the basis for previous years’ tax disputes which led to a positive settlement. In this regard, we note your Form 10-K disclosure on page F-23 regarding the total amounts settled with RRD; and

•	the nature of any other tax disputes outstanding, if any.

Company Response:

In response to the Staff’s comment, the following further explains the nature of the changes that resulted in a lower effective income tax rate for the quarter ended September 30, 2017 as compared to the quarter ended September 30, 2016.

The effective income tax rate with discrete items was 28.4% for the three months ended September 30, 2017 compared to 43.6% for the three months ended September 30, 2016. The lower September 30, 2017 quarter to date (“QTD”) effective income tax rate was driven partly by discrete items, primarily the positive settlement of tax disputes with the New York City Department of Revenue related to New York audit cycles 2005-2007 and 2008-2010, for which the Company had previously recorded ASC 740-10 liabilities. The Company received notices of proposed tax adjustments from the New York City Department of Revenue for these years which were settled with less interest than previously estimated, resulting in the release of $0.3 million in liabilities as income tax benefit during the quarter ended September 30, 2017 (a reduction to the QTD rate of 4.1% or 410 basis points). These liabilities are unrelated to the total amounts settled with RRD as disclosed in the Company’s 2016 Form 10-K, page F-23. The Company has no other tax disputes outstanding. The Company is, however, subject to examination by U.S. federal, state, local and foreign taxing authorities and has open audits in certain jurisdictions.

Securities and Exchange Commission

January 5, 2018

Other miscellaneous discrete items totaling $0.1 million of income tax benefits were also recognized in the quarter ended September 30, 2017, decreasing the QTD rate by 1.4% or 140 basis points.

The remainder of the decrease in the September 30, 2017 QTD rate was driven by an overall reduction in the Company’s forecasted full year income tax rate (before discrete items) from June 30, 2017 to September 30, 2017, which decreased by 90 basis points (from 41.6% at June 30, 2017 to 40.7% at September 30, 2017) due to an increase in full year income forecasted for the Company’s non-U.S. jurisdictions with lower corporate income tax rates than the U.S. rate as compared to the Company’s full year income forecasted for the U.S. ASC 740-270 Income Taxes requires that an estimate of the annual effective tax rate be utilized on a quarterly basis. Consequently, the true-up of the change in the forecasted full year income tax rate from June 30, 2017 to September 30, 2017 was recognized in the September 30, 2017 QTD rate. Because the Company’s earnings before income taxes for the quarter ended September 30, 2017 were only $7.4 million (as compared to $18.1 million for the quarter ended September 30, 2016), the impact of the true-up to reduce the forecasted full year income tax rate from 41.6% to 40.7% was relatively more significant on the September 30, 2017 QTD rate.

The Company acknowledges the Staff’s comment and will consider including further detail on the nature of the items contributing to changes in the Company’s effective income tax rate in future filings.

* * * * * *

Securities and Exchange Commission

January 5, 2018

Should any member of the Staff have any questions or comments with respect to the enclosed materials, please do not hesitate to contact the undersigned at (844) 866-4337.

Sincerely,

/s/ David A. Gardella
David A. Gardella
Chief Financial Officer

cc:	Robert S. Littlepage
Kathryn Jacobson
Joshua Shainess
(Securities and Exchange Commission)

Jennifer B. Reiners
Kami Turner
(Donnelley Financial Solutions, Inc.)

Robert W. Downes
James M. Shea, Jr.
(Sullivan & Cromwell LLP)